Exhibit (a)(5)(GG)

News release…

Date: 24 October 2007

Ref: PR563g

Rio Tinto Board changes

The boards of Rio Tinto plc and Rio Tinto Limited are pleased to announce that, following the acquisition of Alcan Inc, Yves Fortier, Paul Tellier and Dick Evans have been appointed as directors with effect from 25 October 2007.

Yves Fortier, currently chairman of the board of Alcan, and Paul Tellier, currently a non- executive director of Alcan, become non executive directors of Rio Tinto.  Yves joins the Nominations Committee and the Committee on Social and Environmental Accountability.  Paul joins the Audit Committee and the Remuneration Committee.

Dick Evans, the current Alcan chief executive officer, becomes an executive director of Rio Tinto and the chief executive of the combined aluminium group, Rio Tinto Alcan, based in Montreal and will report directly to Rio Tinto’s chief executive, Tom Albanese.

Commenting on the appointments, Paul Skinner, chairman, said “I am very pleased to welcome Yves, Paul and Dick to the Rio Tinto board.  They will play key roles in providing important continuity during the integration of Alcan and bring valuable new perspectives, particularly in relation to Canada, to our board.”

As announced at the Rio Tinto 2007 annual general meetings , Sir Richard Sykes, currently the senior non executive director, will retire at the conclusion of the 2008 annual general meetings.  Andrew Gould, currently chairman of the Audit Committee, will become the senior non executive director on Sir Richard’s retirement and will become chairman of the Remuneration Committee.  Sir David Clementi will replace Andrew Gould as chairman of the Audit Committee.  These latter changes will take effect from the conclusion of the 2008 annual general meetings.

Notes to editors

Yves Fortier, aged 72, was Ambassador and Permanent Representative of Canada to the United Nations from 1988 to 1992. He is chairman and a senior partner of the law firm Ogilvy Renault.  He has been a director of Alcan since 2002 and is currently the chairman of the board.  Yves is also a non executive director of NOVA Chemicals Corporation, and was governor of Hudson’s Bay Company from 1998 to 2006, a director of the Royal Bank of Canada from 1992 to 2005 and trustee of the International Accounting Standards Committee from 2000 to 2006.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

Paul Tellier, aged 68, was Clerk of the Privy Council Office and Secretary to the Cabinet of the Government of Canada from 1985 to 1992 and was president and chief executive officer of the Canadian National Railway Company from 1992 to 2002.  Until December 2004, he was president and chief executive officer of Bombardier Inc.  He has been a non executive director of Alcan since 1998.  Paul is also a director of McCain Foods, Bell Canada, BCE Inc. and the advisory board of General Motors of Canada.  He is also a strategic advisor to Société Générale (Canada).

Dick Evans, aged 60, held senior management positions with Kaiser Aluminium & Chemical Corporation before joining Alcan in 1997 where he has held several senior management positions including executive vice president, Office of the President. He has been president and chief executive officer of Alcan since March, 2006.  Dick is also a non executive director of Bowater Inc. and the International Aluminium Institute

.

For further information, please contact:

Media Relations, London Christina Mills Office: +44 (0) 20 8080 1306 Mobile: +44 (0) 7825 275 605 Nick Cobban Office: +44 (0) 20 8080 1305 Mobile: +44 (0) 7920 041 003	Media Relations, Australia Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101 Amanda Buckley Office: +61 (0) 3 9283 3627 Mobile: +61 (0) 419 801 349
Investor Relations, London Nigel Jones Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7917 227 365 David Ovington Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7920 010 978

Investor Relations, Australia
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 408 335 309

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

Additional information

The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The address of the Offeror is 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec, H3A 1G1.

The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.

The subsequent offering period has commenced and the Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on November 8, 2007, unless extended.

This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.

SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.

The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.

While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, 23 and 24 October 2007 are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.

The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007 (the “First Supplement”). A second notice of extension of the Offer was approved by the BFIC on 23 October 2007 (the “Second Supplement”).  The offer document, the Belgian Supplement , the First Supplement and the Second Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument